ZODIAC EXPLORATION INC.
Suite 400 - 1324 - 17th Avenue
Calgary, Alberta T2T 5S8

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Part 4.11)

It is proposed that Zodiac Exploration Inc. (the "**Company**") will change its auditor from STS Partners LLP, Chartered Accountants (the "**Former Auditor**"), to PricewaterhouseCoopers LLP, Chartered Accountants (the "**Successor Auditor**"), effective as of September 28, 2010.

The Audit Committee's recommendation to the Board of Directors for the change of auditor was made due to the Company's desire to move to a different audit firm which has historically audited the business of the Company.

The Company further reports there were no reservations in the Former Auditor's reports on the company's financial statements for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of the Former Auditor.

There are no reportable events including disagreements, consultations, or unresolved issues as defined in NI 51-102 (Part 4.11) between the Company and the Former Auditor.

The change of the auditor and the recommendation to appoint the Successor Auditor was approved by the Audit Committee and the Board of Directors of the Company.

DATED this 5th day of October, 2010.

ZODIAC EXPLORATION INC.

Per:

Murray Rodgers
President, Chief Executive Officer and Director